Exhibit 99.1

For Immediate Release

SuperCom Ltd. Announces Full Exercise of Underwriter's
Over-Allotment Option

Herzliya, Israel, – December 23, 2013 – SuperCom Ltd. (the “Company”) (NASDAQ: SPCB), a leading provider of e-ID, Security, HealthCare, Homecare, and Electronic Monitoring Solutions, today announced the full exercise of the over-allotment option granted to the underwriters to purchase an additional 450,000 ordinary shares of the Company, at a public offering price of $4.00 per share, in connection with the Company's recently announced underwritten public offering of 3,000,000 ordinary shares, bringing total gross proceeds from the offering to $13,800,000, before deducting underwriting discounts and commissions and other offering expenses payable by the Company.

Aegis Capital Corp. is acting as the sole book-running manager of  the offering.

Feltl and Company is acting as a co-manager of the offering.

A registration statement on Form F-1 relating to the shares was filed with the U.S. Securities and Exchange Commission (the "SEC") and was declared effective on December 18, 2013.  A final prospectus relating to the offering has been filed with the SEC and is available on the SEC's web site at http://www.sec.gov.  Copies of the final prospectus relating to the offering may be obtained from the offices of Aegis Capital Corp., Prospectus Department, 810 Seventh Avenue, 18th Floor, New York, NY, 10019, telephone: 212-813-1010 or email: prospectus@aegiscap.com, or from the above-mentioned SEC web site.

This press release does not constitute an offer to sell, or the solicitation of an offer to buy, these securities, nor will there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale is not permitted.

About SuperCom
Since 1988, SuperCom has been a leading global provider of traditional and digital identity solutions, providing advanced safety, identification and security solutions to governments and organizations, both private and public, throughout the world. SuperCom offers a unique all-in-one field-proven RFID & mobile technology and product suite, accompanied by advanced complementary services for various industries including healthcare and homecare, security and safety, community public safety, law enforcement, electronic monitoring, livestock monitoring, and building and access automation.      SuperCom’s website is http://www.supercom.com.

Supercom Company Contact:
Ordan Trabelsi, VP US Operations
Tel: 1 212 675 4606
ordan@supercom.com

Supercom Investor Relations Contacts: Ehud Helft & Kenny Green GK Investor Relations Tel: 1 646 201 9246 supercom@gkir.com	Supercom Media Relations Contact: Matthew Krieger GK Public Relations Tel: 1 914 768 4219 matthew@gkipr.com

This press release may contain forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Because such statements deal with future events and are based on SuperCom's current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of SuperCom could differ materially from those described in or implied by the statements in this press release. For example, forward-looking statements include statements regarding the closing of the acquisition of the Smart ID division. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading "Risk Factors" in  SuperCom's Annual Report on Form 20-F filed with the Securities and Exchange Commission ("SEC") and in subsequent filings with the SEC. Except as otherwise required by law, SuperCom disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date hereof, whether as a result of new information, future events or circumstances or otherwise.